Exhibit 1

ANGLO CHINESE
CORPORATE FINANCE LIMITED

Private and Confidential

By fax and post
(Fax No.: 2522-5925)

3rd August, 2006

Mr. Eddie Heng
Global Sources Ltd.
c/o 22/F Vita Tower
29 Wong Chuk Hang Road
Hong Kong

Dear Sirs,

Re:     Shareholding in HC International

I confirm that as at 3rd August 2006, Anglo Chinese Securities, Limited holds a combined 62,652,000 shares in HC International Inc. (HK stock code: 8292) on behalf of Global Sources Limited and its wholly owned subsidiary Trade Media Holdings Limited. The stock is held with our custodian, Deutsche Bank, in the account of Anglo Chinese Securities, Limited. The combined shareholding of Global Sources and Trade Media Holdings Limited currently represents approximately 13.09% of HC International’s total issued share capital.

Yours faithfully,
For and on behalf of
Anglo Chinese Corporate Finance, Limited

/s/ Dennis Cassidy

Dennis Cassidy
Director